

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

David Doft
Chief Financial Officer
Emerald Holding, Inc.
100 Broadway, 14th Floor
New York, NY 10005

> **Re: Emerald Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 23, 2021**
> **File No. 001-38076**

Dear Mr. Doft:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 11. Stockholder's Equity, page 106

1. Please tell us how you determined that your Series A Convertible Participating Preferred Stock should be classified as permanent equity on your balance sheet and your consideration of the guidance in ASC 480-10-S99-3A(3)(f).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Doft
Emerald Holding, Inc.
September 30, 2021
Page 2

You may contact Tony Watson at (202) 551-3318 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services